UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

Appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm

On October 8, 2020, the Audit Committee (the “Audit Committee”) of the Board of Directors of Brooge Energy Limited (the “Company”) appointed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm, effective immediately. Concurrently, the Audit Committee approved the resignation of Ernst & Young (“EY”) from serving as the Company’s independent registered public accounting firm, effective immediately.

EY’s audit reports on the Company’s consolidated financial statements for each of the two most recent fiscal years ended December 31, 2019 and December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:

“The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2.2 to the consolidated financial statements, the Company has a working capital deficiency and may not be able to repay debt instalments and capital expenditure requirements from projected financial resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters also are described in note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the Company’s two most recent fiscal years ended December 31, 2019 and December 31, 2018, and through October 8, 2020, there were no disagreements with EY, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused it to make reference to the subject matter of such disagreements in its report on the Company’s financial statements for such period.

During the Company’s two most recent fiscal years ended December 31, 2019 and December 31, 2018, and through October 8, 2020, there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F except that, in connection with the preparation of the Company’s consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017, the Company and EY identified material weaknesses in the Company’s internal control over financial reporting, relating to (i) a lack of sufficient skilled personnel with requisite International Financial Reporting Standards (“IFRS”) and Securities and Exchange Commission (“SEC”) reporting knowledge and experience and (ii) a lack of sufficient entity level and financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements. The Audit Committee discussed such matters with EY, and the Company authorized EY to respond fully to inquiries of the successor accountant (described below) concerning such matters.

We provided EY, with a copy of this Current Report on Form 6-K (this “Report”) before furnishing it to the SEC. The Company requested that EY provide the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements. We received the requested letter from EY and a copy of such letter, dated as of October 20, 2020 is filed as Exhibit 15.1 to this Report.

During the Company’s two most recent fiscal years and through the subsequent interim periods through the date of PwC’s engagement, the Company did not consult with PwC regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F). In selecting PwC as the Company’s new independent registered public accounting firm, the Audit Committee considered all relevant factors, including that no non-audit services were previously provided by PwC to the Company.

Exhibit No.	Description of Exhibit
15.1	Letter from Ernst & Young to the SEC, dated October 20, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: October 20, 2020	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer

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